

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 15, 2021

Gerald W. Evans, Jr.
Chief Executive Officer
Hanesbrands Inc.
1000 East Hanes Mill Road
Winston-Salem, NC 27105

      Re: Hanesbrands Inc.
          Form 10-K for Fiscal Year Ended December 31, 2019
          Filed February 11, 2020
          File No. 001-32891

Dear Mr. Evans:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Trade & Services

cc: Joia Johnson, Esq.